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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fidelity National Title Group, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001
(Title of Class of Securities)
31620R105
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	31620R105	Page	1	of	4 Pages

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		143,172,183

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		143,172,183

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	143,172,183

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	82.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a).	Name of Issuer:
          Fidelity National Title Group, Inc. (“FNT”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
          601 Riverside Avenue
          Jacksonville, FL 32204

Item 2(a).	Name of Person Filing:
          This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fidelity National Financial, Inc. (“FNF”):
          This Schedule 13G relates to 143,172,183 shares of FNT Class B Common Stock, $0.0001 par value per share, held directly by FNF, which are convertible into 143,172,183 shares of FNT Class A Common Stock, par value $0.0001, at any time in the sole discretion of FNF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
          The address of the principal business office for FNF is 601 Riverside Avenue, Jacksonville, FL 32204 and the address for correspondence with respect to this filing c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204, Attn: Corporate Secretary.

Item 2(c).	Citizenship:
          FNF is a Delaware corporation.

Item 2(d).	Title of Class of Securities:
          Class A Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
          31620R105

Item 3.	If This Statement is Being Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
          Not applicable

Item 4.	Ownership:
          (a) — (c) The responses of FNF to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Schedule 13G are incorporated herein by reference. As of the date hereof, FNF is the direct beneficial owner of 143,172,183 shares of the Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:
          Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          Not applicable.

Item 8.	Identification and Classification of Members of the Group:
          Not applicable

Item 9.	Notice of Dissolution of Group:
          Not applicable

Item 10.	Certification:
          Not applicable.

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SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

Date: February 14, 2006	By:	/s/ Todd C. Johnson

Todd C. Johnson
Senior Vice President and Secretary

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